As filed with the Securities & Exchange Commission on September 28, 1998
                                           Registration No. ____________________
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            -------------------------

                                    FORM S-2

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                            -------------------------

                         INFINITE GRAPHICS INCORPORATED
               (Exact name of issuer as specified in its charter)

             Minnesota                                   41-0956693
   (State or other jurisdiction             (I.R.S. Employer Identification No.)
of incorporation or organization)

                              4611 EAST LAKE STREET
                          MINNEAPOLIS, MINNESOTA 55406
                                 (303) 721-6283
          (Address and telephone number of principal executive offices)

                            -------------------------

                            Clifford F. Stritch, Jr.
                         Infinite Graphics Incorporated
                              4611 East Lake Street
                          Minneapolis, Minnesota 55406
                                 (303) 721-6283
            (Name, address and telephone number of agent for service)

                                    Copy to:
                              Nancy Roetman Menzel
                              Scott A. Hendrickson
                    Gray, Plant, Mooty, Mooty & Bennett, P.A.
                              33 South Sixth Street
                                3400 City Center
                          Minneapolis, Minnesota 55402
                                 (612) 343-2800

                            -------------------------

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If the Registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [ ]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for same offering. [ ] ______________________________________________

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for same offering. [ ] ______________________________________________

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for same offering. [ ] ______________________________________________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         -------------------------------

                         CALCULATION OF REGISTRATION FEE

Title of each class
 of securities to      Amount to    Proposed offering   Proposed aggregate      Amount of
   be registered     be registered  price per unit (1)  offering price (1)  registration fee
-------------------  -------------  ------------------  ------------------  ----------------
Common Stock            350,000         $0.72               $252,000             $74.34

   Total                350,000         $0.72               $252,000             $74.34


-----------------------
(1) Estimated solely for purpose of computing the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended.

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                 SUBJECT TO COMPLETION, DATED SEPTEMBER 25, 1998

PROSPECTUS

                         INFINITE GRAPHICS INCORPORATED

                         350,000 SHARES OF COMMON STOCK


         This Prospectus relates to the offer and sale of up to 350,000 shares of issued and outstanding Common Stock (the "Shares") of Infinite Graphics Incorporated ("IGI" or the "Company"), owned by Robert J. Fink (the "Selling Shareholder"), which may be sold from time to time by the Selling Shareholder.

         The Company has been advised that the Selling Shareholder may from time to time sell the Shares to or through brokers or dealers in one or more transactions, in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices relating to such prevailing prices, or at negotiated prices.

         The Company's Common Stock is not listed on any national securities exchange or the Nasdaq Stock Market. The Company's Common Stock is quoted in the over-the-counter market under the symbol INFG.

                                 ---------------

THE SECURITIES OFFERED HEREBY ARE SPECULATIVE, INVOLVE A HIGH DEGREE OF RISK AND
 SHOULD NOT BE PURCHASED BY PERSONS WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE
                   INVESTMENT. SEE "RISK FACTORS" AT PAGE 5.

                                 ---------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION (THE "SEC"), NOR HAVE THEY BEEN APPROVED BY THE
        SECURITIES REGULATORY AUTHORITY OF ANY STATE. NEITHER THE SEC NOR
             ANY REGULATORY AUTHORITY HAVE PASSED UPON THE ACCURACY
               OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

         Since the Common Stock registered hereunder is being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Act"), the Company cannot include herein information about the price to the public of the Common Stock or the proceeds to the Selling Shareholder. The Company will receive no proceeds from any sales of Common Stock by the Selling Shareholder, and the Company is obligated to pay the expenses of this offering, which are estimated at $10,000. The Selling Shareholder will pay his own expenses in connection with sales of the Common Stock. The Selling Shareholder and any brokers or dealers executing selling orders on his behalf may be deemed "underwriters" within the meaning of the Act, in which event the usual and customary selling commissions which may be paid to the brokers or dealers may be deemed to be underwriting commissions under the Act. There can be no assurance that any or all of the Shares registered hereunder will be sold. See "PLAN OF DISTRIBUTION."

                The date of this Prospectus is __________, 1998.

                              AVAILABLE INFORMATION

         The Company is subject to the information requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy or information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices located at 500 West Madison, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained at prescribed rates from the Public Reference Room of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Information regarding the operation of the Public Reference Room can be obtained by calling 1-800-SEC-0330 (1-800-732-0330). Copies of such material can also be obtained through the Web site maintained by the Commission located at http://www.sec.gov.

         The Company has filed with the Commission a Registration Statement on Form S-2 under the Securities Act of 1933, as amended (the "Act"), with respect to the securities offered hereby. This Prospectus omits certain information included in such Registration Statement. For further information about the Company and its securities, reference is made to such Registration Statement and to the exhibits filed as part thereof or otherwise incorporated therein. Each summary in this Prospectus of information included in the Registration Statement or any exhibit thereto is qualified in its entirety by this reference to such information or exhibit.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents, which have been filed by the Company with the Commission pursuant to the Exchange Act (File No. 0-13042), are incorporated by reference in this registration statement:

                  (a) The Company's Annual Report on Form 10-KSB for the year ended April 30, 1998.

                  (b) The Company's Quarterly Report on Form 10-QSB for the quarter ended July 31, 1998.

         Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such document. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company undertakes to provide without charge to each person, including any beneficial owner, to whom a Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this Prospectus but not delivered with this Prospectus. Requests may be directed to Clifford F. Stritch, Jr., Chief Executive Officer, Infinite Graphics Incorporated, 4611 East Lake Street, Minneapolis, Minnesota 55406. The Company's phone number is (612) 721-6283.

                                     SUMMARY

         The following is a summary only and should be read in light of the more detailed financial and other information incorporated by reference into this Prospectus. The Company's current Annual Report on Form 10-KSB and most recent Quarterly Report on Form 10-QSB will be delivered with each Prospectus. Except as otherwise indicated, all financial information is presented on the basis of generally accepted accounting principles. Prospective investors are urged to read this Prospectus, and the documents incorporated by reference herein, in their entirety. See "Risk Factors" beginning on page 5 of this Prospectus for a discussion of certain factors that should be considered by prospective investors in the Shares offered hereby.

         This Prospectus and all documents incorporated by reference contain various "forward-looking statements" that reflect the Company's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties, including but not limited to those identified below, which could cause actual results to differ materially from historical results or those anticipated whether as a result of new information, future events or otherwise. The words "believe," "expect," "anticipate" and similar expressions identify forward-looking statements. The following factors, in addition to those set forth under the heading "Risk Factors", could cause actual results to differ materially from historical results or those anticipated: (1) The Company's inability to maintain working capital sufficient to accomplish its planned business growth. (2) Additional time devoted by management to the Company's operation and management of the software products and assets licensed and sold to Global MAINTECH Corporation could limit management's ability to focus on the planned business development of its services market. (3) The loss of certain suppliers of materials and equipment used by the Company in its business could increase the costs of such materials and equipment and could have a material adverse effect on the Company's business, financial condition or results of operations.

THE COMPANY

         Infinite Graphics Incorporated ("IGI" or the "Company") is a precision graphics company that serves the engineering and manufacturing marketplace. The Company provides precision digital imaging services to printed circuit, photo chemical manufacturing, liquid crystal display, flat panel display, mapping, graphic arts, and other market places where exact size and positioning of graphics are desired. The Company also resells software and other precision graphics products to offer its customers a full service approach. The Company was incorporated in Minnesota on November 26, 1969. On September 5, 1984, the Company became a public company as a result of a registered offering of Common Stock.

         The precision graphics services that the Company offers are composed of four main product areas. The first is photoplotting and its associated processes, the second is design, the third is large area fine line tooling, and the fourth is glass products.

         Historically, the photoplotting process often involved the hand drafting of a large scale model using precision graphic instruments. The drafting image was then photographically reduced to the desired size. Today, in almost all cases, the Company's photoplotting business uses a laser photoplotter to produce a precision graphic image of the customer's data or design. A photoplotting device is a highly stable platform on which film or glass can be placed. The motion of a light across the platform, or the motion of the platform itself, all controlled by information stored electronically on a CAD/CAM device produces a graphic design on the film or glass which is then provided to the customer. The film or glass is then used by the customer to reproduce the precision graphic image on metal, glass, or plastic material that has been photographically sensitized. Through chemical etching, electroplating, or some other processes, metal, glass, plastic, and other materials are then manufactured by the customer into the desired product, often in a mass production process. The precision graphic images produced are often that of an electronic circuit and are generally used to produce thin copper circuits to be assembled into electronic circuit boards or packages for integrated circuits. However, the images may be used to manufacture lead frames for integrated circuit chips, photo chemically etched and plated parts, scales or liquid crystal displays (LCD) and other flat panel displays. Other precision graphic services provided by the Company involve the production of film or glass photographic images or the production of precision graphics on paper or on a magnetic tape or disk. The customer may then use the tape or disk to produce its own film or product. The Company also assembles its precision graphics with other components to supply subassemblies.

         The Company has been involved of in the design of printed circuit boards since 1980. The design of printed circuit boards involves the conversion of the customer's basic design of the circuit and its various electronic components into an exact image of that circuit for a board of preestablished size. The Company uses its computeraided design systems to supply printed circuit board artwork.

         The Company's glass products all involve the generation of precision graphics by the Company. These products include precision rulers and grids, and other items produced to a customer's specifications, such as reticles (a system of lines, dots, cross hairs, or wires in the focus of the eyepiece of an optical instrument) and glass rings (called encoder disks) used in the assembly of high precision machines such as CAT scanners and laser gyro directional devices. In contrast to its precision graphic imaging services, the Company's glass products are often mass produced by the Company for direct installation by the customer into the customer's product.

         The Company's customers are generally in the business of producing electronic products. The precision graphic and circuit board design services of the Company are sometimes requested because of the needed precision, or because certain phases of the process necessary to produce the required graphics are not within the customer's capability. However, it is more often the case that some or all phases of such production are within the customer's capability, but that the customer has made a business decision to engage the services of the Company. To service its customers efficiently, the Company maintains offices in Salem, New Hampshire and Irvine, California.

         The Company's executive offices are located at 4611 East Lake Street, Minneapolis, Minnesota 55406. The Company's phone number is (612) 721-6283.

THE OFFERING

Securities:        350,000 shares of Common Stock

Use of Proceeds:   The Company will not receive any proceeds from the sale of the Shares offered hereby

                                  RISK FACTORS

         THE SHARES OFFERED HEREBY ARE HIGHLY SPECULATIVE, INVOLVE A HIGH DEGREE OF RISK AND SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS AND SPECULATIVE FACTORS INHERENT IN AND AFFECTING THE BUSINESS OF THE COMPANY, AS WELL AS ALL OF THE OTHER MATTERS SET FORTH ELSEWHERE IN THE PROSPECTUS, PRIOR TO THE PURCHASE OF ANY OF THE SHARES OFFERED HEREBY.

         NEED FOR ADDITIONAL WORKING CAPITAL. On February 28, 1998, the Company sold an exclusive license to certain of its computer software products, granted a nonexclusive license to certain of its other computer software products, and sold certain of the assets of its Software Services Division to Global MAINTECH Corporation ("Global MAINTECH") for $500,000 cash and an additional potential earn-out of $3,500,000. As of the date of this Prospectus, the Company has received $200,000 in earn-out payments. Although the Company expects that cash from planned operations, cash from additional debt or equity financing, or availability under the Company's line of credit will be sufficient to finance its operations for fiscal 1999, the Company's long-term expansion plan relies on the Company receiving a major portion of the potential earn-out from the Global MAINTECH transaction. There can be no assurance, however, that the $3,500,000 earn-out will be earned or, if earned, received by the Company. If the Company does not earn or receive this earn-out payment, the Company will need to find additional sources of capital to finance its long-term plans. There can be no assurance that the Company will be able to receive such financing in amounts required by the Company or on terms acceptable to the Company. The lack of such financing could cause the Company to restrict its planned business growth and could have a material adverse effect on the Company's financial condition, results of operations and cash flows.

         COMPETITION. The Company operates in four distinct markets: photoplotting, design, large area fine line tooling, and glass products. Each of these markets is highly competitive. The Company's competitors include many companies that have substantially greater financial, technical, marketing and other resources than the Company. Competition could result in price reductions and increased spending on marketing, sales and product development. Any of these events could have a material adverse effect on the Company's financial condition, results of operations and cash flows. In addition, in order to remain competitive in the markets in which it operates, the Company will need to invest significant sums of money to purchase phototooling and other equipment necessary to maintain its high levels of quality and service. There can be no assurance that the Company will be able to secure the financing necessary to enable it to purchase such equipment. The lack of such financing could limit the Company's ability to purchase such equipment and thereby limit its ability compete in the markets in which it operates.

         INTELLECTUAL PROPERTY. The Company relies on a combination of copyright, trade secret and trademark laws, and nondisclosure and other contractual provisions to protect its proprietary rights. Notwithstanding these safeguards, it may be possible for a competitor of the Company to imitate the Company's products and services or develop independently competing products and services.

         FAILURE TO ACHIEVE BUSINESS PLAN. The Company's transaction with Global MAINTECH eliminated the Company's System Software Division. The Company believes that the elimination of the System Software Division will enable the Company to capitalize on the business opportunities available to it in its services market. There can be no assurance, however, that the Company will be able to capitalize on these opportunities. In addition, during the 15 month period ending on May 31, 1999, the Company has agreed to continue to manage the day-to-day operation of the business relating to the software products and assets licensed and sold to Global MAINTECH. Therefore, the Company anticipates that during fiscal 1999 approximately 25% of the time spent by management of the Company will be devoted to the continued operation and management of these assets. During this time all software revenues generated by the Company's management of these assets will go to Global MAINTECH, and Global MAINTECH will reimburse the Company for its reasonable expenses incurred in connection with such management, including some general and administrative expenses. There can be no assurance, however, that the management of the Company will not be required to devote additional time to the operation and management of these assets. The success of the Company in operating and managing these assets will also effect the Company's ability to earn the potential $3,500,000 earn-out contemplated by the Global MAINTECH transaction. Any additional time devoted to this obligation to operate and manage these assets will limit the ability of the Company's management to focus on its business plan for its services market and could have a material adverse effect on the Company's financial condition, results of operations and cash flows.

         DEPENDENCE ON KEY PERSONNEL. The Company is highly dependent on the technical and management skills of its key employees, including in particular Clifford F. Stritch, Jr., the Company's founder, President and Chief Executive Officer. The loss of Mr. Stritch's services could have a material adverse effect on the Company's financial condition, results of operations and cash flows. The Company is the beneficiary of four key man life insurance policies, in an aggregate amount of $1,300,000 on Clifford F. Stritch, Jr. However, the Company's interest in these policies is assigned to Riverside Bank and SPECTRUM Commercial Services. The Company generally enters into written nondisclosure agreements with its employees which restrict the use and disclosure of proprietary information of the Company. In addition, the Company requires its technical personnel to also enter into noncompete agreements that prohibit such persons from competing with the Company for a period of two years after the cessation of their employment with the Company. The Company's future success also depends in part on its ability to identify, hire and retain additional qualified personnel. Competition for such personnel is intense and there can be no assurance that the Company can identify or hire additional qualified personnel.

         RELIANCE ON SUPPLIERS. The Company purchases certain materials used in its operations from suppliers with whom the Company has no written supply agreement. These supplies include photosensitive glass used by the Company in its phototooling process and certain parts and equipment needed for the Company's phototooling equipment. The Company believes that if these sources of supply are lost that it would be able to replace these sources of supply but at a higher cost for these materials. Therefore, although the Company has no reason to believe that it will occur, the loss of any of these suppliers could have a material adverse effect on the Company's financial condition, results of operations and cash flows.

         LIMITATION OF DIRECTORS' LIABILITY. The Company's Articles of Incorporation provide, as permitted by Minnesota law, that its directors shall have no personal liability for certain breaches of their fiduciary duties to the Company. This provision may reduce the likelihood of derivative litigation against directors and may discourage shareholders from bringing a lawsuit against directors for a breach of their duty. In addition, the Minnesota Business Corporation Act provides for mandatory indemnification of directors and officers in certain instances. See "Indemnification."

         PENNY STOCK RULES. Federal regulations under the Securities and Exchange Act of 1934, as amended (the "Exchange Act") regulate the trading of so-called "penny stocks" (the "Penny Stock Rules"), which are generally defined as any security not listed on a national securities exchange or Nasdaq, priced at less than $5.00 per share and offered by an issuer with limited net tangible assets (total assets less intangible assets and liabilities) of $2,000,000 or less and average revenues during the last three fiscal years of $6,000,000 or less. If the Company's Common Stock does meets the definitions set forth in the Penny Stock Rules and does not otherwise qualify for an exemption or exclusion thereunder, trading of the Common Stock will be subject to the full range of the Penny Stock Rules. Under these rules, broker-dealers must take certain steps prior to selling a "penny stock," which steps include: (i) obtaining financial and investment information from the investor; (ii) obtaining a written suitability questionnaire and purchase agreement signed by the investor; and
(iii) providing the investor a written notification of the shares being offered and in what quantity. If the Penny Stock Rules are not followed by the broker-dealer the investor has no obligation to purchase the shares. Application of the Penny Stock Rules to the Company's Common Stock may make it more difficult for broker-dealers to sell the Company's Common Stock or may make brokers or dealers unwilling to engage in transactions in the Company's Common Stock. If this occurs, purchasers of the Shares may have difficulty in selling their shares in the future in the secondary trading market.

         CONTROL BY EXISTING MANAGEMENT. As of August 28, 1998, Clifford F. Stritch, the Chairman of the Board, President, Chief Executive Officer and Chief Financial Officer of the Company beneficially owns approximately 37.4% of the Company's outstanding Common Stock. In addition, the current officers and directors of the Company, including Mr. Stritch, beneficially own approximately 38.1% of the Company's outstanding Common Stock. Accordingly, it should be anticipated that the current executive officers and directors of the Company will continue to have the ability to significantly influence the outcome of elections of the Company's directors and other matters presented to a vote of shareholders.

         SHARES ELIGIBLE FOR FUTURE SALE. Approximately 40,000 (not including the 350,000 shares registered hereby) of the currently outstanding shares of the Company's Common Stock are "restricted securities," as defined under the Securities Act of 1933 ("Securities Act") and the rules and regulations thereunder. Restricted shares and shares of the Company's Common Stock owned by "affiliates" may be publicly sold only by complying with Rule 144 under the Securities Act unless further registered under the Securities Act, or some other exemption from further registration thereunder is available. Sales of substantial amounts of these shares, or even the potential for such sales, could have an adverse effect on the market price for shares of the Company's Common Stock, and could impair the ability of purchasers of the securities covered hereby to resell them to recoup their investment or make a profit, and the Company's ability to raise capital through the sale of its equity securities.

         RIGHTS TO ACQUIRE SHARES. As of August 28, 1998, options for the purchase of 390,000 shares of the Company's Common Stock were outstanding at exercise prices ranging from a low of $.28125 to a high of $.875 and a weighted average exercise price of $.63. During the terms of the outstanding options, the holders thereof will have the opportunity to profit from an increase in the market price of the Company's Common Stock with resulting dilution to the holders of Common Stock who purchased shares for a price higher than the respective exercise price. The existence of such stock options may adversely affect the terms on which the Company can obtain additional financing, and the holders of such options can be expected to exercise or convert those securities at a time when the Company, in all likelihood, would be able to obtain additional capital by offering shares of its Common Stock on terms more favorable to the Company than those provided by the exercise or conversion of such options.

         YEAR 2000. The Year 2000 issue focuses on whether computer systems will properly recognize date-sensitive information in the year 2000 and beyond. Many installed computer systems and software products are coded to accept only two digit entries in the date code field. As the year 2000 approaches, these code fields will need to accept four digit entries to distinguish years beginning with "19" from those beginning with "20." This inability to recognize or properly treat the Year 2000 may cause systems to process financial and operational information incorrectly. As a result, in less than two years, computer systems and/or software products used by many companies may need to be upgraded to comply with such year 2000 requirements. The Company is dependent on computer processing in its business activities and the year 2000 issue creates risk for the Company from unforeseen problems in the Company's computer system and from third parties with whom the Company does business. The failure of the Company's computer system and/or third parties computer systems from unforeseen problems could have a material adverse effect on the Company's ability to conduct its business.

         The Company has conducted a review of its computer systems to identify those areas that could be affected by the Year 2000 problem and is developing an implementation plan to resolve the issues identified. The Company has not developed a Year 2000 contingency plan.

         The Company's accounting software is not Year 2000 compliant. The Company is evaluating vendor software packages to meet its future needs. The Company is currently unable to estimate the acquisition cost of the hardware and software and the related costs of conversion, training, and support. The Company intends to finance the acquisition of this system through a multiple year lease arrangement. The Company anticipates that the acquisition cost of the non-recurring transition costs will be financed through the use of the Company's available operating cash flow and advances under its line of credit.

         The Company is in the preliminary stages of working with its customers and suppliers to certify Year 2000 compliance. The Company cannot predict whether noncompliance by customers and suppliers will have an adverse effect on sales and operating income.

         NO DIVIDENDS. No cash dividends have been paid on the Common Stock of the Company. The Company's General Credit and Security Agreement with SPECTRUM Commercial Services prohibits the payment of dividends. It is anticipated that profits, if any, received from operations will be devoted to the Company's future operations. The Company does not anticipate the payment of cash dividends on its Common Stock in the foreseeable future, and any decision to pay dividends will depend upon the Company's profitability at the time, cash available therefor, and other factors.


                                 USE OF PROCEEDS

         The Company will receive no proceeds from the sale of the Shares offered hereby.

                               SELLING SHAREHOLDER

         The following table sets forth, as of September 15, 1998, the name of the Selling Shareholder, certain beneficial ownership information with respect to the Selling Shareholder, and the number of securities offered hereby that may be sold from time to time by each pursuant to this Prospectus. There can be no assurance that the securities offered hereby will be sold.


---------------  ----------------  --------------  ------------------  ---------------------
                     Shares of                                             Percentage of
                   Common Stock                     Shares of Common        Common Stock
                   Beneficially      Shares of     Stock Beneficially    Beneficially Owned
Name of Selling    Owned Before     Common Stock       Owned After     Before Offering/After
  Shareholder        Offering      Offered Hereby       Offering              Offering
---------------  ----------------  --------------  ------------------  ---------------------
Robert J. Fink       350,000           350,000             0               13.2%      0%


                              PLAN OF DISTRIBUTION

         The Company has been advised that the Shares may be sold from time to time by the Selling Shareholder or by pledgees, donees, transferees, or other successors in interest. Such sales may be made in the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then current market price or in negotiated transactions. The Shares may be sold by one or more of the following: (a) a block trade in which the broker or dealer so engaged will attempt to sell Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (d) in privately negotiated transactions not involving a broker or dealer. In effecting sales, brokers or dealers engaged to sell Shares may arrange for other brokers or dealers to participate. Brokers or dealers engaged to sell Shares will receive compensation in the form of commissions or discounts in amounts to be negotiated immediately prior to each sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended, in connection with such sales. The Company will receive no proceeds from any sales of Common Stock by the Selling Shareholder, and it is anticipated that the brokers or dealers, if any, participating in the sales of such securities will receive the usual and customary selling commissions.


                            DESCRIPTION OF SECURITIES

COMMON STOCK

         The Company is authorized to issue 10,000,000 shares of Common Stock. As of September 15, 1998, there were 2,652,575 shares of Common Stock outstanding. Holders of Common Stock are entitled to dividends when, as and if declared by the Board of Directors out of funds available therefor, subject to loan agreement limitations and applicable law. The Company's General Credit and Security Agreement with SPECTRUM Commercial Services prohibits the payment of dividends. Holders of Common Stock are entitled to cast one vote for each share held at all shareholder meetings for all purposes, including the election of directors. The holders of at least 25% of the voting power of the Common Stock issued and outstanding and entitled to vote, present in person or by proxy, constitute a quorum at all meetings of shareholders. The vote of the holders of a majority of Common Stock present at such a meeting will decide any question brought before such meeting, except when a greater vote is required by law, the Company's Articles of Incorporation, or the Company's Bylaws. Upon liquidation or dissolution, the holder of each outstanding share of Common Stock will be entitled to share equally in the assets of the Company legally available for distribution to such stockholder after payment of all liabilities. Holders of Common Stock do not have any preemptive, subscription or redemption rights. There is no cumulative voting for the election of directors. All outstanding shares of Common Stock are fully paid and nonassessable.

MINNESOTA BUSINESS CORPORATION ACT

         The Company has opted out of the application of Section 302A.671 of the Minnesota Business Corporation Act pursuant to an amendment to its Articles of Incorporation, as amended, adopted by its shareholders on September 5, 1984.

         Section 302A.673 of the Minnesota Business Corporation Act generally prohibits any business combination by the Company, of any subsidiary of the Company, with any shareholder which purchases ten percent or more of the Company's voting shares (an "interested shareholder") within four years following such interested shareholder's share acquisition date, unless the business combination is approved by a committee of all of the disinterested members of the Board of Directors of the Company before the interested shareholder's share acquisition date.


                                  LEGAL MATTERS

         The legality of the Shares will be passed upon for the Company by the firm of Gray, Plant, Mooty, Mooty & Bennett, P.A.


                                     EXPERTS

         The financial statements incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-KSB for the year ended April 30, 1998 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


                                 INDEMNIFICATION

         The Minnesota Business Corporation Act requires the Company to indemnify and hold harmless the officers and directors of the Company who are made a party to any suit or proceeding or who are threatened to be made party to any suit or proceeding. The right includes the right to be paid all expenses incurred in defending an action in advance of its final disposition if an officer or director (a) delivers a written affirmation that the criteria for indemnification set forth in the Minnesota Business Corporation Act has been satisfied, (b) is determined to be eligible for indemnification pursuant to the Minnesota Business Corporation Act and (c) delivers to the Company a promise to repay all amounts so advanced if it is determined in the future that the officer or director was not entitled to indemnification. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                   -----------------------------------------

         NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES TO WHICH IT RELATES OR AN OFFER TO OR SOLICITATION OF ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES IMPLY THAT INFORMATION CONTAINED HEREIN IS CORRECT AT ANY TIME SUBSEQUENT TO ITS DATE. THE COMPANY WILL COMPLY WITH ITS OBLIGATIONS UNDER APPLICABLE SECURITIES LAWS TO FILE AND DELIVER ANY NECESSARY SUPPLEMENT TO THIS PROSPECTUS.

================================================================================

         No dealer, salesman or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer made by this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or the solicitation of any offer to buy any security other than the securities offered by this Prospectus, nor does it constitute an offer to sell or a solicitation of any offer to buy the securities offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information contained herein is correct as of any time subsequent to the date hereof.

                                 ---------------

                                TABLE OF CONTENTS
                                                                            Page
                                                                            ----
Available Information.........................................................2
Incorporation of Certain Documents by
   Reference..................................................................2
Summary.......................................................................3
Risk Factors..................................................................5
Use of Proceeds...............................................................7
Selling Shareholder...........................................................8
Plan of Distribution..........................................................8
Description of Securities.....................................................8
Legal Matters.................................................................8
Experts.......................................................................8
Indemnification...............................................................8


================================================================================



================================================================================






                                 350,000 SHARES



                               INFINITE GRAPHICS
                                  INCORPORATED



                                  COMMON STOCK







                             ---------------------

                                   PROSPECTUS

                             ---------------------



                           ___________________, 1998



================================================================================
================================================================================

                                     PART II
                  INFORMATION NOT REQUIRED TO BE IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the various expenses of the Company in connection with the sale and distribution of the Shares being registered pursuant to this Form S-2 Registration Statement. All of the amounts shown are estimates, except for the Securities and Exchange Commission registration fee. All of such expenses will be paid by the Company.


         Securities and Exchange Commission fee              $ 74.34
         Accounting fees and expenses                        $ 4,000
         Legal fees and expenses                             $ 5,000
         Printing, Mailing                                   $   500
         Miscellaneous                                       $425.66
                                                             -------
                  TOTAL                                      $10,000


ITEM 15.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

         The Company's Articles of Incorporation, as amended, limit the liability of directors in their capacity as directors of the Company and officers to the full extent permitted by Minnesota law. They provide that a director will not be liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (a) for any breach of the director's duty of loyalty to the corporation or its shareholders, (b) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (c) for dividends, stock repurchases and other distributions made in violation of Minnesota law or for violations of the Minnesota securities laws, (d) for any transaction from which the director derived an improper personal benefit, or (e) for any act or omission occurring prior to the effective date of the provision in the Company's Articles of Incorporation, as amended. These provisions do not affect the availability of equitable remedies, such as an action to enjoin or rescind a transaction involving a breach of fiduciary duty, although, as a practical matter, equitable relief may not be available. The above provisions also do not limit liability of the directors for violations of, or relieve them from the necessity of complying with, the federal securities laws.

         The Minnesota Business Corporation Act requires the Company to indemnify and hold harmless the officers and directors of the Company who are made a party to any suit or proceeding or who are threatened to be made party to any suit or proceeding. The right includes the right to be paid all expenses incurred in defending an action in advance of its final disposition if an officer or director (a) delivers a written affirmation that the criteria for indemnification set forth in the Minnesota Business Corporation Act has been satisfied, (b) is determined to be eligible for indemnification pursuant to the Minnesota Business Corporation Act and (c) delivers to the Company a promise to repay all amounts so advanced if it is determined in the future that the officer or director was not entitled to indemnification. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 16.  EXHIBITS

3.1      Articles of Incorporation of Infinite Graphics Incorporated (1)

3.2      Bylaws of Infinite Graphics Incorporated (1)

4        Form of Certificate for Common Stock of Infinite Graphics Incorporated
         (1)

5.1 Opinion of Gray, Plant, Mooty, Mooty & Bennett, P.A. as to the validity of the Shares being registered hereby*

10.1     Incentive Stock Option Plan of Infinite Graphics Incorporated (5)

10.2 Lease between the Company and Infinite Properties, dated October 31, 1983, for property at 4621 East Lake Street, Minneapolis, Minnesota (1)

10.3 License agreement between the Company and Calos, Inc., dated December 21, 1984 (1)

10.4 Lease between the Company and Harold J. Brooks, dated November 15, 1989, for the property at 8 Industrial Way, Salem, New Hampshire (2)

10.5 Lease between Company and Anchor Paper, dated December 20, 1990, for 3,000 square feet of space in the Plymouth building (3)

10.6     Settlement agreement between CIT and Company dated April 7, 1992 (4)

10.7     Robert J. Fink financing agreements dated November 17, 1992 (5)

10.8 Amended lease between the Company and Infinite Properties dated November 30, 1993 (6)

10.11 Amended lease between the Company and Anchor Paper Company dated January 1, 1994 (6)

10.12 Extended lease between the Company and Harold J. Brooks dated January 31, 1995 (7)

10.13 Amended lease between the Company and Anchor Paper Company dated January 1, 1996 (8)

10.14 Lease between the Company and Superior Investment Company dated September 1, 1995 (8)

10.15 Amended lease between the Company and Anchor Paper Company dated January 1, 1997 (9)

10.16 License and Asset Purchase Agreement dated February 27, 1998 between the Company and Global MAINTECH Corporation (10)

10.17 General Credit and Security Agreement dated as of October 24, 1997 between the Company and SPECTRUM Commercial Services (11)

10.18 Revolving Note dated October 24, 1997 in original principal amount of $750,000 (11)

10.19 Term Loan Agreement dated as of October 24, 1997 between the Company and Riverside Bank (11)

10.20 Mortgage Note dated October 24, 1997 in original principal amount of $250,000 (11)

10.21 Combination Mortgage, Security Agreement, Fixture Financing Statement and Assignment of Rents dated as of October 24, 1997 between the Company and Riverside Bank (11)

10.22 Guaranty of Clifford F. Stritch, Jr. to Riverside Bank with respect to $250,000 Mortgage Loan dated October 24, 1997 (11)

10.23 Guaranty of Clifford F. Stritch, Jr. to SPECTRUM Commercial Services dated October 24, 1997 (11)

23.1     Consent of Independent Auditors*

23.2 Consent of Gray, Plant, Mooty, Mooty & Bennett, P.A. (included in the opinion filed as Exhibit 5.1)

--------------------
* Filed herewith.

(1) Filed with the Annual Report on Form 10K for the year ended April 30, 1989, and incorporated herein by reference.
(2) Filed with the Annual Report on Form 10-K for the year ended April 30, 1990, and incorporated herein by reference.
(3) Filed with the Annual Report on Form 10-K for the year ended April 30, 1991, and incorporated herein by reference
(4) Filed with the Annual Report on Form 10-K for the year ended April 30, 1992, and incorporated herein by reference.
(5) Filed with the Annual Report on Form 10K for the year ended April 30, 1993, and incorporated herein by reference
(6) Filed with the Annual Report on Form 10-K for the year ended April 30, 1994, and incorporated herein by reference.
(7) Filed with the Annual Report on Form 10-K for the year ended April 30, 1995, and incorporated herein by reference.
(8) Filed with the Annual Report on Form 10-K for the year ended April 30, 1996, and incorporated herein by reference.
(9) Filed with the Annual Report on Form 10-K for the year ended April 30, 1997, and incorporated herein by reference.
(10) Filed with the Quarterly Report on Form 10-Q for the quarter ended January 31, 1998, and incorporated herein by reference.
(11) Filed with the Annual Report on Form 10-KSB for the year ended April 30, 1998, and incorporated herein by reference.

ITEM 17.  UNDERTAKINGS

         The undersigned registrant hereby undertakes:

         (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         (b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Minneapolis, State of Minnesota, on this 25th day of September, 1998.


                                   INFINITE GRAPHICS INCORPORATED


                                   By /s/ Clifford F. Stritch, Jr.
                                       -----------------------------------------
                                         Clifford F. Stritch, Jr., President and
                                         Chief Executive Officer

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Clifford F. Stritch, Jr. and Debbie Mensing and each of them signing singly, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement and Power of Attorney have been signed by the following person in the capacities indicated on September 25, 1998.


/s/ Clifford F. Stritch, Jr.
--------------------------------------------------
Clifford F. Stritch, Jr.
(President, Chief Executive Officer, Chief Financial
Officer, Chief Accounting Officer and a Director)



--------------------------------------------------
Edwin F. Snyder
(Director)



/s/ Durwood L. Airhart
--------------------------------------------------
Durwood L. Airhart
(Director)



/s/ Michael J. Evers
--------------------------------------------------
Michael J. Evers
(Director)

                         INFINITE GRAPHICS INCORPORATED
                                    FORM S-2
                                INDEX TO EXHIBITS

3.1      Articles of Incorporation of Infinite Graphics Incorporated (1)

3.2      Bylaws of Infinite Graphics Incorporated (1)

4        Form of Certificate for Common Stock of Infinite Graphics Incorporated
         (1)

5.1 Opinion of Gray, Plant, Mooty, Mooty & Bennett, P.A. as to the validity of the Shares being registered hereby*

10.1     Incentive Stock Option Plan of Infinite Graphics Incorporated (5)

10.2 Lease between the Company and Infinite Properties, dated October 31, 1983, for property at 4621 East Lake Street, Minneapolis, Minnesota (1)

10.3 License agreement between the Company and Calos, Inc., dated December 21, 1984 (1)

10.4 Lease between the Company and Harold J. Brooks, dated November 15, 1989, for the property at 8 Industrial Way, Salem, New Hampshire (2)

10.5 Lease between Company and Anchor Paper, dated December 20, 1990, for 3,000 square feet of space in the Plymouth building (3)

10.6     Settlement agreement between CIT and Company dated April 7, 1992 (4)

10.7     Robert J. Fink financing agreements dated November 17, 1992 (5)

10.8 Amended lease between the Company and Infinite Properties dated November 30, 1993 (6)

10.11 Amended lease between the Company and Anchor Paper Company dated January 1, 1994 (6)

10.12 Extended lease between the Company and Harold J. Brooks dated January 31, 1995 (7)

10.13 Amended lease between the Company and Anchor Paper Company dated January 1, 1996 (8)

10.14 Lease between the Company and Superior Investment Company dated September 1, 1995 (8)

10.15 Amended lease between the Company and Anchor Paper Company dated January 1, 1997 (9)

10.16 License and Asset Purchase Agreement dated February 27, 1998 between the Company and Global MAINTECH Corporation (10)

10.17 General Credit and Security Agreement dated as of October 24, 1997 between the Company and SPECTRUM Commercial Services (11)

10.18 Revolving Note dated October 24, 1997 in original principal amount of $750,000 (11)

10.19 Term Loan Agreement dated as of October 24, 1997 between the Company and Riverside Bank (11)

10.20 Mortgage Note dated October 24, 1997 in original principal amount of $250,000 (11)

10.21 Combination Mortgage, Security Agreement, Fixture Financing Statement and Assignment of Rents dated as of October 24, 1997 between the Company and Riverside Bank (11)

10.22 Guaranty of Clifford F. Stritch, Jr. to Riverside Bank with respect to $250,000 Mortgage Loan dated October 24, 1997 (11)

10.23 Guaranty of Clifford F. Stritch, Jr. to SPECTRUM Commercial Services dated October 24, 1997 (11)

23.1     Consent of Independent Auditors*

23.2 Consent of Gray, Plant, Mooty, Mooty & Bennett, P.A. (included in the opinion filed as Exhibit 5.1)

--------------------
* Filed herewith.

(1) Filed with the Annual Report on Form 10K for the year ended April 30, 1989, and incorporated herein by reference.
(2) Filed with the Annual Report on Form 10-K for the year ended April 30, 1990, and incorporated herein by reference.
(3) Filed with the Annual Report on Form 10-K for the year ended April 30, 1991, and incorporated herein by reference
(4) Filed with the Annual Report on Form 10-K for the year ended April 30, 1992, and incorporated herein by reference.
(5) Filed with the Annual Report on Form 10K for the year ended April 30, 1993, and incorporated herein by reference
(6) Filed with the Annual Report on Form 10-K for the year ended April 30, 1994, and incorporated herein by reference.
(7) Filed with the Annual Report on Form 10-K for the year ended April 30, 1995, and incorporated herein by reference.
(8) Filed with the Annual Report on Form 10-K for the year ended April 30, 1996, and incorporated herein by reference.
(9) Filed with the Annual Report on Form 10-K for the year ended April 30, 1997, and incorporated herein by reference.
(10) Filed with the Quarterly Report on Form 10-Q for the quarter ended January 31, 1998, and incorporated herein by reference.
(11) Filed with the Annual Report on Form 10-KSB for the year ended April 30, 1998, and incorporated herein by reference.